Exhibit 99.1

Home Inns Group Reports Fourth Quarter and Full Year 2013 Financial Results

2,180 Hotels in 287 Cities in China at Year End

Full Year Income from Operations Improved 91.6% and EBITDA Grew 37.2%

Shanghai, March 12, 2014 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter and Full Year 2013 Financial Highlights

•	Total revenues increased 9.8% to RMB 1.61 billion (US$265.9 million) for the fourth quarter of 2013 and increased 10.1% to RMB 6.35 billion (US$1.05 billion) for the full year of 2013, which was within the guidance range.

•	EBITDA (non-GAAP) increased 35.5% to RMB 254.9 million (US$42.1 million) for the fourth quarter of 2013 and increased 37.2% to RMB 1,165.6 million (US$192.6 million) for the full year of 2013. Adjusted EBITDA (non-GAAP) increased 28.2% to RMB 333.9 million (US$55.2 million) for the fourth quarter of 2013 and increased 22.7% to RMB 1.39 billion (US$229.8 million) for the full year of 2013.

Key Financial Results

(RMB in Millions except RMB per ADS)	4Q13	4Q12	V%	FY13	FY12	V%
Total Revenues	1,609.7	1,465.7	9.8%	6,353.0	5,769.7	10.1%
Income from Operations	105.5	36.3	191.1%	524.6	273.7	91.6%
Adj. Income from Operations*	127.2	79.2	60.5%	625.6	464.1	34.8%
Net Income	12.9	6.3	104.7%	196.2	(26.8)	F
Adj. Net Income*	91.8	80.6	13.9%	422.8	300.3	40.8%
EBITDA	254.9	188.2	35.5%	1,165.6	849.5	37.2%
Adj. EBITDA*	333.9	260.5	28.2%	1,391.2	1,133.4	22.7%
Diluted Earnings per ADS	0.27	0.14	92.9%	4.20	(0.59)	F
Adj. Diluted Earnings per ADS*	1.91	1.74	9.8%	8.83	6.62	33.4%

Note: Consolidation of Motel 168 financial results started on October 1, 2011

“V%” represents year-over-year percentage change in amounts

“F” denotes a favourable change when the prior period amount was negative

*	Indicates a non-GAAP financial measure which excludes share-based compensation expenses, integration expenses, upfront fee amortization of term loans, accelerated fee amortization on early extinguishment of Term Loan, gain or loss on change in fair value of convertible notes, gain or loss on change in fair value of interest swap transaction and net foreign exchange gain or loss (see commentary at the end of this earnings release for full details).

Fourth Quarter and Full Year 2013 Operational Highlights

•	Home Inns Group opened 437 new hotels in 2013 and operated 2,180 hotels across 287 cities in China under its three brands as of December 31, 2013. There were a total of 417 viable hotel projects in the development pipeline at the end of 2013, including 161 hotels contracted or under construction (136 of which were franchised-and-managed hotels) and 256 hotels under due diligence (all of which were franchised-and-managed hotels), demonstrating continued strong interest in the three hotel brands within Home Inns Group.

	Hotels Count				Openings		Closures
	Group	Home Inn	Motel 168	Yitel	4Q13	FY13	4Q13	FY13
Total number of Hotels	2,180	1,784	378	18	139	437	10	29
Leased-and-Operated	872	696	163	13	22	77	2	8
Franchised-and-Managed	1,308	1,088	215	5	117	360	8	21
Contracted/under Construction	161	135	19	7
Leased-and-Operated	25	17	7	1
Franchised-and-Managed	136	118	12	6
Under Due Diligence	256	228	23	5

•	As of December 31, 2013, Home Inns Group had a total of 16.9 million unique active non-corporate members under its frequent guests program.

Operating Metrics

	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Occupancy Rate	84.0%	89.4%	83.8%	86.1%	86.1%
Average Daily Rate (ADR, RMB)	163	173	165	165	168
Revenue per Available Room (RevPAR, RMB)	137	154	138	142	144

•	For the fourth quarter of 2013, occupancy rate increased by 0.2% while ADR decreased by 1.2%, resulting in a year-over-year decrease of 0.7% in RevPAR. The decrease in ADR was mainly due to soft market conditions and absence of pricing opportunities in the fourth quarter of 2013. The sequential decrease in RevPAR was due to seasonality.

•	For the full year of 2013, occupancy rate remained stable, while ADR decreased by 1.8%, resulting in a year-over-year decrease of 1.4% in RevPAR. The year-over-year decrease in ADR has narrowed compared to a year ago as market conditions stabilized and the hotels in lower tier cities continued to ramp up towards maturity.

“Despite the weak market environment, our revenue results are within expectations, and the Company achieved continued margin expansion for the fourth consecutive quarter in 2013,” said Mr. David Sun, the Company’s chief executive officer. “We exceeded our new hotel opening target, achieved stable performance from our mature hotels, and delivered improved earnings and profitability through the growth of our franchised-and-managed business, operational improvement from Motel 168 hotels, and effective cost control initiatives and productivity gains.”

“While we are experiencing near term challenges in the macro environment, we continue to believe in the long-term growth prospects of China’s travel and lodging industry,” Mr Sun continued. “In the earlier years, we operated predominantly with the leased-and-operated business model while delivering rapid revenue growth. Today, the Company has transformed into a franchise-focused growth portfolio enabling continued unit growth to strengthen its leadership in market presence. As a result, we expect a more moderate revenue growth going forward, but we feel confident in the underlying business structure we have built to deliver stable margin expansion, meaningful earnings growth and increasing cash generation to create greater value for our shareholders.”

Detailed Overview of Financial Results for Fourth Quarter and Full Year 2013

Total Revenues

(RMB/USD in Millions)	Fourth Quarter 2013			Full Year 2013
	RMB	USD	V%	RMB	USD	V%
Leased-and-Operated Hotels	1,401.6	231.5	7.4%	5,587.5	923.0	8.2%
Franchised-and-Managed Hotels	208.0	34.4	29.4%	765.5	126.5	26.5%

Total Revenues	1,609.7	265.9	9.8%	6,353.0	1,049.4	10.1%
Less: Business Taxes and Related Surcharges	-98.5	-16.3	9.3%	-391.8	-64.7	10.9%

Net Revenues	1,511.2	249.6	9.9%	5,961.2	984.7	10.1%

Note: “V%” represents year-over-year percentage change in amounts

•	The year-over-year increases in total revenues from both leased-and-operated and franchised-and-managed hotels in the fourth quarter and full year of 2013 were mainly driven by an increase in the number of hotels in operation. The Company continues to focus on the franchised-and-managed business model which it expects will represent the majority of new hotel openings over the next few years.

Total Operating Costs and Expenses / Total Operating Income

(RMB/USD in Millions)	Fourth Quarter 2013
	GAAP Results			Reconciliation		Adjusted Non-GAAP Results
	RMB	USD	Vpts	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,246.0	205.8	-5.1pts	3.5	0.6	1,242.5	205.2	-3.8pts

Franchised-and-Managed Hotel Personnel Costs	31.9	5.3	0.3pts	2.7	0.5	29.1	4.8	0.3pts
Sales and Marketing Expenses	47.0	7.8	1.2pts	0.4	0.1	46.6	7.7	1.2pts
General and Administrative Expenses	81.4	13.4	-0.6pts	15.0	2.5	66.4	11.0	-0.3pts

Total Operating Costs and Expenses	1,406.3	232.3	-4.1pts	21.6	3.6	1,384.7	228.7	-2.6pts

Total Operating Income	105.5	17.4	4.1pts	21.6	3.6	127.2	21.0	2.5pts

(RMB/USD in Millions)	Full Year 2013
	GAAP Results			Reconciliation		Adjusted Non-GAAP Results
	RMB	USD	Vpts	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	4,867.0	804.0	-3.9pts	21.7	3.6	4,845.3	800.4	-2.6pts

Franchised-and-Managed Hotel Personnel Costs	157.3	26.0	0.3pts	11.0	1.8	146.3	24.2	0.3pts
Sales and Marketing Expenses	109.9	18.2	0.4pts	1.5	0.3	108.4	17.9	0.4pts
General and Administrative Expenses	313.5	51.8	-0.6pts	66.9	11.0	246.6	40.7	-0.1pts

Total Operating Costs and Expenses	5,447.7	899.9	-3.6pts	101.1	16.7	5,346.6	883.2	-1.9pts

Total Operating Income	524.6	86.7	3.6pts	101.1	16.7	625.6	103.3	1.8pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.41 billion (US$232.3 million) for the fourth quarter of 2013, representing 87.4% of total revenues for the quarter, and RMB 5.45 billion (US$ 899.9 million) for the full year of 2013, representing 85.8% of total revenues for the year. Total operating costs and expenses excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) for the fourth quarter of 2013 were 86.0% of total revenues, compared to 88.6% in the same period a year ago, and 84.2% for the full year of 2013 compared to 86.1% for the full year of 2012.

•	Total leased-and-operated hotel costs were RMB 1.25 billion (US$205.8 million) for the fourth quarter of 2013, representing 88.9% of the leased-and-operated hotel revenues for the quarter compared to 92.6% in the same period a year ago, and RMB 4.87 billion (US$804.0 million) for the full year of 2013, representing 87.1% of the leased-and-operated revenues for the year compared to 89.9% for the full year of 2012. Total leased-and-operated hotel costs excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) were 88.6% of the leased-and-operated hotel revenues in the fourth quarter of 2013 compared to 91.0% in the same period a year ago, and 86.7% for the full year of 2013 compared to 88.1% for the full year of 2012. The year-over-year decreases in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues for both the fourth quarter and the full year of 2013 were mainly due to continued productivity gains at the hotel operational level.

Pre-opening cost was RMB 13.5 million (US$2.2 million) for the fourth quarter of 2013 and RMB 77.9 million (US$12.9 million) for the full year of 2013.

•	Personnel costs of franchised-and-managed hotels were RMB 31.9 million (US$5.3 million) for the fourth quarter of 2013, representing 15.3% of the franchised-and-managed hotel revenues for the quarter, which was unchanged from the same period a year ago, and RMB 157.3 million (US$26.0 million) for the full year of 2013, representing 20.6% of the franchised-and-managed revenues for the year compared to 20.7% for the full year of 2012. Personnel costs of franchised-and-managed hotels excluding share-based compensation expenses (non-GAAP) were 14.0% of franchised-and-managed hotel revenues in the fourth quarter of 2013, compared to 13.8% in the same period of 2012, and 19.1% for the full year of 2013, which was unchanged from the full year of 2012.

•	Sales and marketing expenses were RMB 47.0 million (US$7.8 million) for the fourth quarter of 2013, representing 2.9% of total revenues for the quarter compared to 1.7% in the same period a year ago, and 109.9 million (US$18.2 million) for the full year of 2013, representing 1.7% of total revenues compared to 1.3% for the full year of 2012. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 2.9% of total revenues for the fourth of quarter 2013 compared to 1.7% in the same period of 2012, and 1.7% of total revenues for the full year of 2013 compared to 1.3% of total revenues in 2012. Both year-over-year increases in the sales and marketing expenses as a percentage of total revenues for the fourth quarter and full year were mainly due to increased spending on marketing programs including mobile apps development and implementation in support of Home Inns Group’s multi-brand strategy and increased cost associated with the Company’s member rewards program. The Company’s on-going marketing efforts remained cost-effective to support steady revenue expansion.

•	General and administrative expenses were RMB 81.4 million (US$13.4 million) for the fourth quarter of 2013, representing 5.1% of total revenues compared to 5.7% in the same period a year ago, and RMB 313.5 million (US$51.8 million) for the full year of 2013, representing 4.9% of total revenues compared to 5.5% for the full year of 2012. General and administrative expenses excluding any share-based compensation expenses, and acquisition and integration costs (non-GAAP) were 4.1% of total revenues for the quarter compared to 4.5% in the same period of 2012, and 3.9% of total revenues for the full year of 2013 compared to 4.0% for the full year of 2012. The year-over-year decreases in general and administrative expenses as a percentage of total revenues in both the fourth quarter and full year of 2013 were driven by effective cost control initiatives at headquarters with continued leverage from economies of scale.

Income from Operations was RMB 105.5 million (US$17.4 million) for the fourth quarter of 2013 and RMB 524.6 million (US$86.7 million) for the full year of 2013. Income from operations excluding share-based compensation expenses and integration cost (non-GAAP) for the fourth quarter of 2013 was RMB 127.2 million (US$21.0 million), or 7.9% of total revenues, compared to RMB 79.2 million, or 5.4% of total revenues, in the same period of 2012. Income from operations excluding share-based compensation expenses and integration cost (non-GAAP) for 2013 was RMB 625.6 million (US$103.3 million), or 9.8% of total revenues, compared to RMB 464.1 million, or 8.0% of total revenues, in 2012. The year-over-year increases in the income from operations margin rate for both the fourth quarter and full year of 2013 were mainly driven by the increasing higher-margin revenue contribution from franchised-and-managed operations, continued operational improvements from Motel 168 hotels, and meaningful cost control savings and productivity gains from both the hotel level and corporate headquarters.

EBITDA (non-GAAP)

(RMB/USD in Millions)	Fourth Quarter 2013				Full Year 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev	V%
EBITDA (Non-GAAP)	254.9	42.1	15.8%	35.5%	1,165.6	192.6	18.3%	37.2%
Net Foreign Exchange (Gain) / Loss	-13.6	-2.2	-0.8%		-49.8	-8.2	-0.8%
Share-Based Compensation Expenses	19.6	3.2	1.2%		86.0	14.2	1.4%
Accelerated Fee Amortization due to Early
Extinguishment of Term Loan	—	—	—		41.9	6.9	0.7%
Integration Cost	2.0	0.3	0.1%		15.0	2.5	0.2%
Non-Operating Income	—	—	—		-0.9	-0.2	0.0%
Loss on Fair Value Change in Convertible Notes	70.9	11.7	4.4%		133.4	22.0	2.1%

Adjusted EBITDA (Non-GAAP)	333.9	55.2	20.7%	28.2%	1,391.2	229.8	21.9%	22.7%

Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

Consolidated Net Income Attributable to Home Inns Group’s Shareholders

(RMB/USD in Millions)	Fourth Quarter 2013				Full Year 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev	V%
Net Income (GAAP)	12.9	2.1	0.8%	104.7%	196.2	32.4	3.1%		F
Net Foreign Exchange (Gain) / Loss	-13.6	-2.2	-0.8%		-49.8	-8.2	-0.8%
Share-Based Compensation Expenses	19.6	3.2	1.2%		86.0	14.2	1.4%
Integration Cost	2.0	0.3	0.1%		15.0	2.5	0.2%
Amortization of Upfront Fees on Term Loan	—	—	—		1.0	0.2	0.0%
Accelerated Fee Amortization on Early
Extinguishment of Term Loan Interest	—	—	—		41.9	6.9	0.7%
Non-Operating Income	—	—	—		-0.9	-0.2	0.0%
Loss on Fair Value Change in Convertible Notes	70.9	11.7	4.4%		133.4	22.0	2.1%

Adjusted Net Income (Non-GAAP)	91.8	15.2	5.7%	13.9%	422.8	69.8	6.7%	40.8%

Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts
“F” denotes favourable changes when the prior period amount was negative

Basic and Diluted Earnings Per Ordinary Share and Per ADS

	Fourth Quarter 2013				Full Year 2013
	Ordinary Share		ADS Share		Ordinary Share		ADS Share
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Basic	0.14	0.02	0.27	0.05	2.12	0.35	4.23	0.70
Diluted	0.14	0.02	0.27	0.04	2.10	0.35	4.20	0.69

Adjusted Basic (Non-GAAP)	0.98	0.16	1.96	0.32	4.56	0.75	9.12	1.51
Adjusted Diluted (Non-GAAP)	0.96	0.16	1.91	0.32	4.41	0.73	8.83	1.46

Cash Flow

Net operating cash flow for the fourth quarter of 2013 was RMB 276.8 million (US$45.7 million), compared to RMB 217.7 million in the same period of 2012. Capitalized expenditures for the fourth quarter of 2013 were RMB 320.6 million (US$53.0 million), while related cash paid for capital expenditures during the quarter was RMB 271.4 million (US$44.8 million).

For the full year of 2013, net operating cash flow was RMB 1.19 billion (US$195.8 million), compared to RMB 747.8 million in 2012. Capitalized expenditures for 2013 were RMB 929.5 million (US$153.5 million), while related cash paid for capital expenditures during the year was RMB 897.5 million (US$148.3 million).

Balance Sheet

As of December 31, 2013, Home Inns Group had cash and cash equivalents of RMB 1.16 billion (US$191.1 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 1.16 billion (US$191.2 million). The outstanding balance of the U.S. dollar-denominated three-year term loan was RMB 713.3 million (US$117.8 million).

Outlook for First Quarter and Full Year 2014

Home Inns Group targets to open no less than 450 new hotels in 2014, including approximately 70 to 90 leased-and-operated hotels and 360 to 380 franchised-and-managed hotels.

Home Inns Group expects total revenues for the group for 2014 to be in the range of RMB 6,800 million to RMB 7,000 million, representing a growth of 7.0% to 10.2% over 2013. Total revenues for the group in the first quarter of 2014 are expected to be in the range of RMB 1,460 million to RMB 1,490 million.

These forecasts reflect our current and preliminary views and are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.0537 to US$1.00, the noon buying rate for December 31, 2013 set forth in the H.10 statistical release of the Federal Reserve Board.

Key Personnel Change

Huiping Yan will be resigning as chief financial officer effective April 30, 2014, in pursuit of opportunities outside of the Company. Ms. Yan joined the Company in July 2009 as the senior vice president of finance and strategy and was later promoted to chief financial officer on May 1, 2010. A search for a replacement has commenced and May Wu, our current chief strategy officer and former chief financial officer, will be acting CFO effective from May 1, 2014, until a suitable candidate comes on board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Time on Wednesday, March 12, 2014 (9 AM Beijing/Hong Kong Time on Thursday, March 13, 2014).

Dial-in details for the earnings conference call are as follows:

U.S. (toll free):	1.866.519.4004
U.S.:	1.845.675.0437
China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of Thursday, March 20, 2014 U.S. Eastern Time.

U.S. toll free:	1.855.452.5696
China toll free:	800.870.0205 or 400.602.2065
Hong Kong toll free:	800.963.117
International:	61.2.8199.0299

Conference ID number:	90487869

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs

(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs

(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses

(d)	sales and marketing expenses excluding share-based compensation expenses

(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs

(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs

(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses

(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and

(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel 168 in this earning release for the purpose of providing more information to investors. Home Inns Group had substantially completed Motel 168’s integration as of the third quarter of 2013 and ceased to present separate operating metrics and revenues for Motel 168.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3870

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2012	December 31, 2013
	RMB ‘000	RMB ‘000	US$ ‘000

ASSETS
Current assets:
Cash and cash equivalents	663,156	1,156,743	191,080
Restricted cash	205,739	173,276	28,623
Accounts receivable, net	98,176	99,964	16,513
Receivables from related parties	6,818	5,509	910
Consumables	41,600	41,231	6,811
Prepayments and other current assets	172,534	181,232	29,937
Deferred tax assets	80,369	78,839	13,023

Total current assets	1,268,392	1,736,794	286,897

Investment in a jointly controlled entity	6,625	5,832	963
Property and equipment, net	3,846,835	4,049,337	668,903
Goodwill	2,254,631	2,254,631	372,439
Intangible assets, net	1,149,419	1,112,499	183,772
Other assets	117,350	86,027	14,211
Non-current deferred tax assets	310,762	407,564	67,325

Total assets	8,954,014	9,652,684	1,594,510

LIABILITIES
Current liabilities:
Accounts payable	76,825	89,170	14,730
Payables to related parties	3,798	3,029	500
Short term loans	12,571	—	—
Finance lease liabilities	6,660	1,376	227
Salaries and welfare payable	215,569	222,865	36,815
Income tax payable	76,382	88,551	14,628
Other taxes payable	27,761	31,344	5,178
Deferred revenues	202,874	202,949	33,525
Other unpaid and accruals	165,886	228,881	37,808
Other payables	925,134	911,641	150,593
Deferred tax liability	29,439	52,155	8,615

Total current liabilities	1,742,899	1,831,961	302,619

Long term loans	735,404	713,337	117,835
Deferred rental	631,618	691,456	114,220
Deferred revenues	45,089	54,075	8,933
Finance lease liabilities	1,620	—	—
Deposits due to franchisees	91,462	115,351	19,055
Other long term payables	10,620	20,537	3,392
Unfavorable lease liabilities	370,548	337,627	55,772
Financial liabilities [2]	1,066,771	1,157,295	191,172
Deferred tax liabilities	288,321	283,522	46,834

Total liabilities	4,984,352	5,205,161	859,832

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 91,672,320 and 94,814,866 shares issued and outstanding as of December 31, 2012 and December 31 2013, respectively)	3,574	3,671	606

Additional paid-in capital	2,802,905	3,080,596	508,878
Statutory reserves	158,417	206,892	34,176

Retained earnings	992,505	1,140,252	188,356

Total Home Inns shareholders’ equity	3,957,401	4,431,411	732,016

Noncontrolling interests	12,261	16,112	2,662

Total shareholders’ equity	3,969,662	4,447,523	734,678

Total liabilities and shareholders’ equity	8,954,014	9,652,684	1,594,510

	—	—	—

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.0537 on December 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes measured at fair value.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000	US$ ‘000

Revenues:
Leased-and-operated hotels	1,304,958	1,535,082	1,401,635	231,534	5,164,799	5,587,480	922,986
Franchised-and-managed hotels	160,724	204,078	208,048	34,367	604,936	765,491	126,450

Total revenues	1,465,682	1,739,160	1,609,683	265,901	5,769,735	6,352,971	1,049,436
Less: Business tax and related surcharges	(90,149)	(106,150)	(98,490)	(16,269)	(353,418)	(391,821)	(64,724)

Net revenues	1,375,533	1,633,010	1,511,193	249,632	5,416,317	5,961,150	984,712

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(514,213)	(533,571)	(533,188)	(88,076)	(1,953,243)	(2,108,924)	(348,369)
Personnel costs	(245,909)	(273,501)	(256,064)	(42,299)	(1,037,371)	(1,073,754)	(177,372)
Depreciation and amortization	(158,078)	(172,918)	(180,503)	(29,817)	(612,789)	(692,945)	(114,466)
Consumables, food and beverage	(99,834)	(89,792)	(92,034)	(15,203)	(351,338)	(343,029)	(56,664)
Others	(190,804)	(172,590)	(184,221)	(30,431)	(687,254)	(648,299)	(107,091)

Total leased-and-operated hotel costs	(1,208,838)	(1,242,372)	(1,246,010)	(205,826)	(4,641,995)	(4,866,951)	(803,962)

Personnel costs of Franchised-and-managed hotels	(24,581)	(54,120)	(31,855)	(5,262)	(125,031)	(157,314)	(25,986)
Sales and marketing expenses	(24,793)	(24,193)	(47,040)	(7,770)	(76,878)	(109,935)	(18,160)
General and administrative expenses	(83,408)	(86,745)	(81,406)	(13,447)	(315,235)	(313,480)	(51,783)

Total operating costs and expenses	(1,341,620)	(1,407,430)	(1,406,311)	(232,305)	(5,159,139)	(5,447,680)	(899,891)

Other income	2,341	1,272	637	105	16,558	11,089	1,832

Income from operations	36,254	226,852	105,519	17,432	273,736	524,559	86,653

Interest income	861	2,151	2,331	385	11,874	6,216	1,027
Interest expenses	(17,393)	(12,687)	(11,958)	(1,975)	(119,416)	(54,149)	(8,945)
Accelerated fee amortization on early extinguishment of Term Loan	—	—	—	—	—	(41,872)	(6,917)
(Loss)/gain from equity investment	(493)	84	(466)	(77)	(2,305)	(792)	(131)
Loss on change in fair value of convertible notes	(45,356)	(57,275)	(70,870)	(11,707)	(87,099)	(133,404)	(22,037)
Non-operating income	19,683	19,019	20,879	3,450	43,248	53,663	8,864
Non-operating expenses	—	(1,000)	—	—	(6,665)	(1,000)	(165)
Foreign exchange gain, net	14,974	8,576	13,551	2,238	217	49,830	8,231

Income before income tax expenses and noncontrolling interests	8,530	185,720	58,986	9,746	113,590	403,051	66,580

Income tax expense	(964)	(78,157)	(46,374)	(7,660)	(136,305)	(206,997)	(34,193)

Net income/(loss)	7,566	107,563	12,612	2,086	(22,715)	196,054	32,387

Less:Net (income)/loss attributable to noncontrolling interests	(1,286)	440	241	40	(4,061)	168	28

Net income/(loss) attributable to ordinary shareholders	6,280	108,003	12,853	2,126	(26,776)	196,222	32,415

Earnings per share
— Basic	0.07	1.16	0.14	0.02	(0.29)	2.12	0.35

— Diluted	0.07	1.16	0.14	0.02	(0.29)	2.10	0.35

Weighted average ordinary shares outstanding
— Basic	91,027	92,790	93,880	93,880	90,805	92,676	92,676

— Diluted	92,445	93,398	94,440	94,440	90,805	93,418	93,418

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs	2,038	1,887	1,789	296	8,199	7,904	1,306
Personnel costs of Franchised-and-managed hotels	2,476	2,700	2,743	453	9,578	11,013	1,819
Sales and marketing expenses	354	343	431	71	1,535	1,514	250
General and administrative expenses	17,620	16,153	14,656	2,421	74,064	65,584	10,834

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.0537 on December 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,246,010)	77.4%	1,789	1,704	0.2%	(1,242,517)	77.2%
Personnel costs of Franchised-and-managed hotels	(31,855)	2.0%	2,743	—	0.2%	(29,112)	1.8%
Sales and marketing expenses	(47,040)	2.9%	431	—	0.0%	(46,609)	2.9%
General and administrative expenses	(81,406)	5.1%	14,656	317	0.9%	(66,433)	4.1%

Total operating costs and expenses	(1,406,311)	87.4%	19,619	2,021	1.3%	(1,384,671)	86.0%

Income from operations	105,519	6.6%	19,619	2,021	1.3%	127,159	7.9%

	Quarter Ended December 31, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(205,826)	77.4%	296	281	0.2%	(205,249)	77.2%
Personnel costs of Franchised-and-managed hotels	(5,262)	2.0%	453	—	0.2%	(4,809)	1.8%
Sales and marketing expenses	(7,770)	2.9%	71	—	0.0%	(7,699)	2.9%
General and administrative expenses	(13,447)	5.1%	2,421	52	0.9%	(10,974)	4.1%

Total operating costs and expenses	(232,305)	87.4%	3,241	333	1.3%	(228,731)	86.0%

Income from operations	17,432	6.6%	3,241	333	1.3%	21,006	7.9%

	Quarter Ended September 30, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,242,372)	71.4%	1,887	2,818	0.3%	(1,237,667)	71.2%
Personnel costs of Franchised-and-managed hotels	(54,120)	3.1%	2,700	—	0.2%	(51,420)	3.0%
Sales and marketing expenses	(24,193)	1.4%	343	—	0.0%	(23,850)	1.4%
General and administrative expenses	(86,745)	5.0%	16,153	335	0.9%	(70,257)	4.0%

Total operating costs and expenses	(1,407,430)	80.9%	21,083	3,153	1.4%	(1,383,194)	79.5%

Income from operations	226,852	13.0%	21,083	3,153	1.4%	251,088	14.4%

	Quarter Ended December 31, 2012
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,208,838)	82.5%	2,038	19,933	1.5%	(1,186,867)	81.0%
Personnel costs of Franchised-and-managed hotels	(24,581)	1.7%	2,476	—	0.2%	(22,105)	1.5%
Sales and marketing expenses	(24,793)	1.7%	354	—	0.0%	(24,439)	1.7%
General and administrative expenses	(83,408)	5.7%	17,620	558	1.2%	(65,230)	4.5%

Total operating costs and expenses	(1,341,620)	91.5%	22,488	20,491	2.9%	(1,298,641)	88.6%

Income from operations	36,254	2.5%	22,488	20,491	2.9%	79,233	5.4%

	Year Ended December 31, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(4,866,951)	76.6%	7,904	13,761	0.3%	(4,845,286)	76.3%
Personnel costs of Franchised-and-managed hotels	(157,314)	2.5%	11,013	—	0.2%	(146,301)	2.3%
Sales and marketing expenses	(109,935)	1.7%	1,514	—	0.0%	(108,421)	1.7%
General and administrative expenses	(313,480)	4.9%	65,584	1,286	1.1%	(246,610)	3.9%

Total operating costs and expenses	(5,447,680)	85.8%	86,015	15,047	1.6%	(5,346,618)	84.2%

Income from operations	524,559	8.3%	86,015	15,047	1.6%	625,621	9.8%

	Year Ended December 31, 2013
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(803,962)	76.6%	1,306	2,273	0.3%	(800,383)	76.3%
Personnel costs of Franchised-and-managed hotels	(25,986)	2.5%	1,819	—	0.2%	(24,167)	2.3%
Sales and marketing expenses	(18,160)	1.7%	250	—	0.0%	(17,910)	1.7%
General and administrative expenses	(51,783)	4.9%	10,834	212	1.1%	(40,737)	3.9%

Total operating costs and expenses	(899,891)	85.7%	14,209	2,486	1.6%	(883,197)	84.2%

Income from operations	86,653	8.3%	14,209	2,486	1.6%	103,347	9.8%

	Year Ended December 31, 2012
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(4,641,995)	80.5%	8,199	83,744	1.6%	(4,550,052)	78.9%
Personnel costs of Franchised-and-managed hotels	(125,031)	2.2%	9,578	—	0.2%	(115,453)	2.0%
Sales and marketing expenses	(76,878)	1.3%	1,535	48	0.0%	(75,295)	1.3%
General and administrative expenses	(315,235)	5.5%	74,064	13,160	1.5%	(228,011)	4.0%

Total operating costs and expenses	(5,159,139)	89.4%	93,376	96,952	3.3%	(4,968,811)	86.1%

Income from operations	273,736	4.7%	93,376	96,952	3.3%	464,064	8.0%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.0537 on December 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders (GAAP)	6,280	108,003	12,853	2,126	(26,776)	196,222	32,415
Foreign exchange gain, net	(14,974)	(8,576)	(13,551)	(2,238)	(217)	(49,830)	(8,231)
Share-based compensation	22,488	21,083	19,619	3,241	93,376	86,015	14,209
Integration cost	20,491	3,153	2,021	334	96,952	15,047	2,486
Interest expenses — Upfront fee amortization of term loans	2,013	—	—	—	43,250	959	154
Accelerated fee amortization on early extinguishment of Term Loan	—	—	—	—	—	41,872	6,917
Non-operating (income)/expenses — (Gain)/loss on change in fair value of interest swap transaction	(1,049)	—	—	—	6,665	(912)	(151)
Loss on change in fair value of convertible notes	45,356	57,275	70,870	11,707	87,099	133,404	22,037

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	80,605	180,938	91,812	15,170	300,349	422,777	69,836

	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	0.07	1.16	0.14	0.02	(0.29)	2.12	0.35

— Diluted	0.07	1.16	0.14	0.02	(0.29)	2.10	0.35

Weighted average ordinary shares outstanding
— Basic	91,027	92,790	93,880	93,880	90,805	92,676	92,676

— Diluted	92,445	93,398	94,440	94,440	90,805	93,418	93,418

Adjusted earnings per share (Non-GAAP)
— Basic	0.89	1.95	0.98	0.16	3.31	4.56	0.75

— Diluted	0.87	1.85	0.96	0.16	3.31	4.41	0.73

Weighted average ordinary shares outstanding
— Basic	91,027	92,790	93,880	93,880	90,805	92,676	92,676

— Diluted	92,445	100,852	101,894	101,894	90,805	100,872	100,872

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.0537 on December 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders	6,280	108,003	12,853	2,126	(26,776)	196,222	32,415
Interest income	(861)	(2,151)	(2,331)	(385)	(11,874)	(6,216)	(1,027)
Interest expenses	17,393	12,687	11,958	1,975	119,416	54,149	8,945
Income tax expense	964	78,157	46,374	7,660	136,305	206,997	34,193
Depreciation and amortization	164,376	178,001	186,061	30,735	632,468	714,482	118,024

EBITDA (Non-GAAP)	188,152	374,697	254,915	42,111	849,539	1,165,634	192,550

Foreign exchange gain, net	(14,974)	(8,576)	(13,551)	(2,238)	(217)	(49,830)	(8,231)
Share-based compensation	22,488	21,083	19,619	3,241	93,376	86,015	14,209
Accelerated fee amortization on early extinguishment of Term Loan	—	—	—	—	—	41,872	6,917
Integration cost	20,491	3,153	2,021	333	96,952	15,047	2,486
Non-operating (income)/expenses — (Gain)/loss on change in fair value of interest swap transaction	(1,049)	—	—	—	6,665	(912)	(151)
Loss on change in fair value of convertible notes	45,356	57,275	70,870	11,707	87,099	133,404	22,037

Adjusted EBITDA (Non-GAAP)	260,464	447,632	333,874	55,154	1,133,414	1,391,230	229,817

% of total revenue	17.8%	25.7%	20.7%	20.7%	19.6%	21.9%	21.9%

Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.

The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended									As of and for the year ended
	December 31, 2012			September 30, 2013			December 31, 2013			December 31, 2012			December 31, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,772	334	1,438	2,051	355	1,696	2,180	378	1,802	1,772	334	1,438	2,180	378	1,802
Leased-and-operated hotels	803	151	652	852	156	696	872	163	709	803	151	652	872	163	709
Franchised-and-managed hotels	969	183	786	1,199	199	1,000	1,308	215	1,093	969	183	786	1,308	215	1,093

Total rooms	214,070	49,745	164,325	243,459	50,874	192,585	256,555	52,889	203,666	214,070	49,745	164,325	256,555	52,889	203,666

Occupancy rate (as a percentage)	83.8%	77.4%	85.6%	89.4%	85.1%	90.5%	84.0%	80.8%	84.8%	86.1%	78.0%	88.7%	86.1%	81.3%	87.3%

Average daily rate (in RMB)	165	160	166	173	163	175	163	161	164	168	160	170	165	160	167

RevPAR (in RMB)	138	124	143	154	139	159	137	130	139	144	125	151	142	130	146

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31, 2012			December 31, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,563	327	1,236	1,563	327	1,236
Leased-and-operated hotels	749	170	579	750	171	579
Franchised-and-managed hotels	814	157	657	813	156	657

Total rooms	187,805	46,161	141,644	186,345	44,293	142,052

Occupancy rate (as a percentage)	86.6%	78.3%	89.4%	86.5%	82.4%	87.9%

Average daily rate (in RMB)	166	162	167	166	162	167

RevPAR (in RMB)	144	126	150	144	133	147

One Motel 168 Franchised-and-managed hotel was legally converted into Leased-and-operated hotels in 2012.

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.

The operating data of multi-brand conversion hotels were included in “Motel 168”.